Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2014 and 2013

(Unaudited – Expressed in thousands of United States dollars, except for per share and per ounce amounts)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at March 31, 2014 and December 31, 2013
(Unaudited - Expressed in thousands of United States dollars)

	Notes	2014	2013
Assets
Current
Cash and cash equivalents	5	$33,692	$27,077
Accounts receivable	6	9,796	30,197
Other financial assets	7	150	153
Inventory	8	31,757	36,584
Prepaid expenses		2,964	1,389
Income tax receivable		2,146	-
IGV receivable		18,759	23,996
Total Current Assets		99,264	119,396

Restricted cash		4,027	4,027
Plant and equipment, net	10	136,227	131,394
Mineral properties and development costs, net	11	100,221	99,301
Deferred tax asset		4,970	4,498
Total Assets		$344,709	$358,616

Liabilities
Current
Accounts payable and accrued liabilities	12	$34,840	$55,826
Taxes payable	13	1,326	3,200
Deferred revenue	14	4,594	8,040
Derivative liability	14	435	734
Short term debt	15	3,492	3,446
Total Current Liabilities		44,687	71,246

Accounts payable and accrued liabilities	12	3,001	3,001
Asset retirement obligation	16	23,111	22,728
Total Liabilities		70,799	96,975

Equity
Share capital	17	141,202	141,115
Share option and warrant reserve	17	12,271	11,998
Translation reserve		4,522	4,522
Retained earnings		115,915	104,006
Total Equity		273,910	261,641
Total Liabilities and Equity		$344,709	$358,616

Subsequent events (Note 22)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

“Alex Black”	Alex Black	“Ram Ramachandran”	Ram Ramachandran

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share amounts)

	Notes	2014	2013
Sales	18	$65,088	$58,160
Cost of sales		(34,938)	(29,193)
Amortization		(7,768)	(10,999)
Gross profit		22,382	17,968

General and administrative expenses	19	(1,279)	(1,278)
Exploration and evaluation expenses		(579)	(1,724)
Operating earnings		20,524	14,966

Unrealized gain on derivative liability	14	299	733
Accretion of asset retirement obligation	16	(398)	(387)
Captive insurance expenses		(122)	(185)
Foreign exchange loss		(235)	(28)
Other loss		(92)	(1)
Income before income taxes		19,976	15,098

Provision for current income taxes		(8,547)	(7,462)
Provision for deferred income taxes		480	448
Net income and comprehensive income		$11,909	$8,084

Basic earnings per share		$0.07	$0.05
Diluted earnings per share		$0.07	$0.04

Weighted average number of shares outstanding
Basic		176,873,904	175,849,666
Diluted		177,722,738	179,879,213

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars)

	Notes	2014	2013
Operating activities
Net income		$11,909	$8,084
Reclamation expenditures	16	(15)	(63)
Items not affecting cash:
Amortization		7,778	11,008
Deferred revenue	14	(3,446)	-
Share-based compensation		301	583
Unrealized gain on derivative liability	14	(299)	(733)
Unrealized loss on other financial assets	7	3	202
Accretion expense	16	398	387
Deferred income taxes		(480)	(448)
Other		26	(5)
Changes in non-cash operating working capital	5	2,183	9,954
Net cash provided by operating activities		18,358	28,969

Financing activities
Proceeds from exercise of options and warrants	17	59	737
Net cash provided by financing activities		59	737

Investing activities
Restricted cash		-	(1,852)
Mineral property expenditures	11	(1,484)	(5,002)
Purchase of plant and equipment	10	(10,318)	(13,918)
Proceeds on sale of equipment		-	16
Investment in Santa Barbara Resources	7	-	(199)
Net cash used in investing activities		(11,802)	(20,955)

Increase in cash and cash equivalents		6,615	8,751
Cash and cash equivalents, beginning of period		27,077	38,613
Cash and cash equivalents, end of period		$33,692	$47,364

See accompanying notes to the consolidated financial statements

Taxes payable (Note 13)
Supplemental cash flow disclosures (Note 5)

RIO ALTO MINING LIMITED
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars)

		Share Capital		Share Option and Warrant Reserve	Translation Reserve	Retained Earnings	Total
	Note	Shares	Amount
Balance, December 31, 2012		175,536,962	$139,570	$10,242	$4,522	$73,248	$227,582
Issued on conversion of warrants	17	336,720	1,118	(418)	-	-	700
Issued on exercise of options	17	12,000	63	(26)	-	-	37
Share-based compensation	17	-	-	583	-	-	583
Net income		-	-	-	-	8,084	8,084
Balance, March 31, 2013		175,885,682	$140,751	$10,381	$4,522	$81,332	$236,986

Balance, December 31, 2013		176,767,682	$141,115	$11,998	$4,522	$104,006	$261,641
Issued on exercise of options	17	220,000	87	(28)	-	-	59
Share-based compensation	17	-	-	301	-	-	301
Net income		-	-	-	-	11,909	11,909
Balance, March 31, 2014		176,987,682	$141,202	$12,271	$4,522	$115,915	$273,910

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

1.	NATURE OF OPERATIONS

Rio Alto Mining Limited (“Rio Alto” or the "Company") is the parent company of a consolidated group. Rio Alto Mining Limited is incorporated under the laws of the Province of Alberta, with its registered office at Suite 1000 -250 2nd Street S.W., Calgary, Alberta, T2P 0C1 and its head office at Suite 1950 - 400 Burrard Street, Vancouver, BC, V6C 3A6. The Company’s wholly-owned subsidiary La Arena S.A. (“La Arena”) owns the La Arena mineral project (“La Arena Project”) in Peru. The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide deposit (“Phase II”), and several exploration prospects. Phase I is in production and a feasibility study on the economic viability of developing Phase II is underway.

2.	BASIS OF PREPARATION

These condensed interim consolidated financial statements are prepared in accordance with IAS 34 Interim Financial Reporting. They do not include all of the information required for annual financial statements and should be read in conjunction with the consolidated financial statements for the year ended and as at December 31, 2013, which are available at www.sedar.com.

The accounting policies used for the preparation of these condensed interim consolidated financial statements are the same as those expected to be used to prepare the consolidated financial statements for the year ended December 31, 2014.

These condensed interim consolidated financial statements are presented in United States dollars (“USD”), which is the functional currency of the parent company and La Arena.

The Board of Directors approved these condensed interim consolidated financial statements on May 8, 2014.

3.	SIGNIFICANT JUDGMENTS, ESTIMATES AND ASSUMPTIONS

When preparing interim financial statements, management makes a number of judgments, estimates and assumptions in the recognition and measurement of assets, including mineral properties, liabilities, income and expenses. Actual financial results may not equal the estimated results due to differences between estimated or anticipated events and actual events. The judgments, estimates and assumptions made in the preparation of these condensed interim consolidated financial statements were similar to those made in the preparation of the Company’s annual financial statements for the year ended December 31, 2013. The only significant exception is the estimate of the provision for income taxes, which is determined in these interim financial statements by using the estimated average annual effective income tax rates applied to the pre-tax income of the interim period.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Company in these condensed interim consolidated financial statements are the same as those applied by the Company in its consolidated financial statements as at and for the financial year ended December 31, 2013, except for the following disclosure requirements adopted in the current financial period:

IFRIC 21 Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company has evaluated the impact of IFRIC 21 and has determined that it has no material impact on its financial statements.

IAS 32 – Offsetting of financial instruments (“IAS 32”)

The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. The Company has evaluated the impact of IAS 32 and has determined that it has no material impact on its financial statements.

5.	SUPPLEMENTAL CASH FLOW INFORMATION

a.	Cash and cash equivalents, expressed in USD, include cash in bank accounts and term deposits as follows:

	March 31, 2014	December 31, 2013
United States dollars	$31,942	$23,705
Canadian dollars (i)	175	248
Peruvian Nuevo Sol (ii)	1,575	3,124
	$33,692	$27,077

i.	Canadian dollars of $193 was converted at a Canadian to US dollar exchange rate of 0.9047 (December 31, 2013 - $264 at 0.9402).
ii.	Peruvian Nuevo Sol of 4,423 was converted at a sol to US dollar exchange rate of 0.3561 (December 31, 2013 – 8,732 at 0.3578).

b.	Changes in non-cash operating working capital include the following:

	March 31, 2014	March 31, 2013
Accounts receivable	$20,402	$10,746
Inventory	3,083	(11,244)
Prepaid expenses	(1,575)	(52)
Accrued interest charges on debt	46	47
IGV	5,237	31,216
Accounts payable and accrued liabilities	(20,990)	12,433
Net taxes payable/receivable	(4,020)	(33,192)
	$2,183	$9,954

c.	Non-cash transactions included in the statements of cash flow were:

i.	Included in inventory on March 31, 2014 was non-cash amortization of $2,509 (March 31, 2013 - $3,206).
ii.	Non-cash additions to mineral properties of nil (March 31, 2013 - $5,178) (Note 11).

Refer to Note 13 for tax payments made during the three months ended March 31, 2014 and 2013.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

6.	ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	March 31, 2014	December 31, 2013
Trade receivables	$9,438	$29,571
Value-added tax receivable	22	10
Peru capital tax receivable	158	340
Other receivables	178	276
	$9,796	$30,197

7.	OTHER FINANCIAL ASSETS

Other financial assets consist of the following investments in Santa Barbara Resources Inc. (“Santa Barbara”) and Duran Ventures Inc. (“Duran”). These investments may be sold in the near term and are accounted for at fair value. Any fair value adjustments are reflected in income.

	Santa Barbara
	Shares (a)	Duran Shares (b)	Duran Warrants (b)	Total
December 31, 2012	-	478	117	595
Acquisition, February 5, 2013	199	-	-	199
Change in value during the period	(140)	(385)	(116)	(641)
December 31, 2013	$59	$93	$1	$153
Change in value during the period	(14)	(4)	15	(3)
March 31, 2014	$45	$89	$16	$150

a.	Santa Barbara

In February 2013, the Company purchased 2,500,000 common shares of Santa Barbara at a price of CDN$0.08 per share, for total consideration of CDN$200.

b.	Duran

The Company holds 5,000,000 units of Duran. The units consist of one common share of Duran and one half of a Series A Warrant and one half of a Series B Warrant (the “Duran Units”).

A whole Series A Warrant may be converted into one common share upon payment of $0.25 Canadian dollars (“CDN”) at any time until the date that is the earlier of (i) December 31, 2014, and (ii) the date that is thirty days after the date notice is given to Rio Alto that the common shares have closed at or above CDN$0.25 for a period of twenty consecutive trading days on the TSX Venture Exchange (the “TSXV”) so long as such period occurs after September 28, 2013. The 2,500,000 Series A Duran Ventures Warrants held by the Company that were set to expire on March 28, 2014, were modified to a revised expiration date of December 31, 2014.

A whole Series B Warrant may be converted into one common share upon payment of CDN$0.35 at any time until the date that is the earlier of (i) March 28, 2015 and (ii) the date that is thirty days after notice is given to Rio Alto

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

that the common shares have closed at or above CDN$0.35 for a period of twenty consecutive trading days on the TSXV so long as such period occurs after September 28, 2014.

Rio Alto may earn up to a 70% interest in Duran’s Minasnioc Gold-Silver Property (“Minasnioc”) and a 65% interest in Duran’s Ichuña Copper-Silver Property (“Ichuña”). In order to complete its earn-in option for the Minasnioc and Ichuña properties, Rio Alto must convert 100% of the warrants included in the Duran Units.

Under the terms of the agreement all time periods set for specific performance by Rio Alto are extendable. Also under the agreement, Rio Alto has the option to acquire a 51% interest in Minasnioc within a three (3) year period by performing the work required to define a sufficient mineral resource to justify an economic assessment, and making a payment to Duran of $500. Rio Alto may earn an additional 19% interest in Minasnioc within the subsequent two (2) year period by preparing a feasibility study supporting a production decision and obtaining permits from the applicable Peruvian authorities for a production decision and by making a payment to Duran of $500.

Under the terms of the agreement, Rio Alto has the option to earn a 65% interest in Ichuña by incurring a total of $8,000 in exploration costs within a four (4) year period, which shall include a drill program of 8,000 metres and by making a payment to Duran of $500.

8.	INVENTORY

Inventory consists of the following:

	March 31, 2014	December 31, 2013
Work-in-progress	$8,299	$6,297
Ore on leach pad	9,033	15,484
Ore in stockpile	6,426	6,048
Total mineral inventory	23,758	27,829
Consumable inventory	7,999	8,755
	$31,757	$36,584

The change in inventory recognized in income in the three months ended March 31, 2014 is $4,071 (March 31, 2013 – ($7,031)).

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

9.	RESTRICTED CASH

Restricted cash consists of funds on deposit amounting to $4,002 (December 31, 2013 - $4,002) to secure a letter of credit in favour of the Ministry of Energy and Mines in Peru as a partial guarantee for mine closure obligations (Note 16), as well as $25 (December 31, 2013 - $25) in the form of credit card collateral. The amount consists of two deposits maturing in less than one year, which earn interest at 1.5% per annum. These funds will be reinvested upon maturity.

10.	PLANT AND EQUIPMENT

Plant and equipment consists of:

		Heap leach	Land and	Mobile and
	Construction-	pad and	lease	field	Plant and	Other mine	Other
	in-Process	ponds	permits	equipment	equipment	assets	assets	Total
Costs
December 31, 2013	$6,929	$113,598	$12,502	$5,746	$26,981	$19,152	$1,556	$186,464
Additions and reclassifications	4,399	4,078	-	270	(311)	2,380	(498)	10,318
March 31, 2014	$11,328	$117,676	$12,502	$6,016	$26,670	$21,532	$1,058	$196,782

Accumulated amortization
December 31, 2013	$-	$(39,927)	$-	$(947)	$(12,142)	$(1,671)	$(383)	$(55,070)
Amortization	-	(4,070)		(160)	(797)	(420)	(38)	(5,485)
March 31, 2014	$-	$(43,997)	$-	$(1,107)	$(12,939)	$(2,091)	$(421)	$(60,555)

Net book value
December 31, 2013	$6,929	$73,671	$12,502	$4,799	$14,839	$17,481	$1,173	$131,394
March 31, 2014	$11,328	$73,679	$12,502	$4,909	$13,731	$19,441	$637	$136,227

Other mine assets consist of the camp office and accommodation, as well as the Yamobamba power station. Other assets consist of office equipment and leasehold improvements.

11.	MINERAL PROPERTIES AND DEVELOPMENT COSTS

The La Arena Project is wholly-owned by La Arena and consists of 44 mining concessions totaling approximately 20,673 hectares located about 480km north-northwest of Lima, Peru.

The La Arena Project has two separate deposits, a gold oxide deposit (“Phase I”) and a copper/gold sulphide project (“Phase II”). The Company is mining the gold oxide deposit.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Mineral property expenditures are:

	Phase I			Phase II
		Accumulated
	Cost	amortization	Net	Cost	Total
December 31, 2012	$16,948	$(6,776)	$10,172	$70,367	$80,539
Development costs	-	-	-	18,449	18,449
Asset retirement obligation (Note 16)	5,178	-	5,178	-	5,178
Amortization	-	(4,865)	(4,865)	-	(4,865)
December 31, 2013	$22,126	$(11,641)	$10,485	$88,816	$99,301
Development costs	-	-	-	1,484	1,484
Amortization	-	(564)	(564)	-	(564)
March 31, 2014	$22,126	$(12,205)	$9,921	$90,300	$100,221

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of the following:

	March 31, 2014	December 31, 2013
Trade payables	$26,685	$40,204
Salaries payable	932	1,150
Bonus payable	491	251
Vacation payable	1,484	1,529
Workers’ profit share payable	2,920	10,612
National pension payable	1,537	453
Payroll tax payable	436	549
Other payables	355	1,078
Current accounts payable and accrued liabilities	34,840	55,826
Long-term bonus payable	3,001	3,001
Total accounts payable and accrued liabilities	$37,841	$58,827

None of the accounts payable and accrued liabilities are interest bearing. Substantially all of the trade payables relate to mining and development and construction activities. Trade payables are normally settled within 30 days. Vacation payable is paid when requested by an employee.

The long-term bonus payable has been discounted using a period of 4 years and a discount rate of 7.95%. The long-term bonus payable is due in 2017.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

13.	INCOME TAXES PAYABLE

Taxes payable consist of the following:

	March 31, 2014	December 31, 2013
Special mining tax	$662	$478
Royalty	664	860
Income tax	-	1,862
	$1,326	$3,200

Income taxes payable consists of the income tax obligation arising from taxes and a royalty imposed by Peruvian tax authorities, less tax instalments paid during the year and recognition of an increase in the deferred tax asset. The Company has obtained legal and other independent advice in determination of its tax liability. There can be no assurance that the tax authority will concur with such determination and may assess the Company for additional taxes.

During the three months ended March 31, 2014, the following tax payments were made:

	Related to 2013	Related to 2014	Total
Special mining tax	$502	$-	$502
Royalty	855	-	855
Income tax	3,974	6,293	10,267
	$5,331	$6,293	$11,624

14.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

In 2011, the Company received $50,000 under a Gold Prepayment Agreement (“Prepayment”) and simultaneously entered into an off take agreement – the Gold Purchase Agreement (“Purchase Agreement”). The proceeds of the Prepayment were to partially fund development of Phase I. The Purchase Agreement includes a derivative liability (written option). An option pricing model that considers gold volatility is used to estimate the fair value of the derivative liability. Drawdowns of the Prepayment were initially apportioned to derivative liability based on estimated fair value with the residual amount allocated to deferred revenue.

a.	Deferred revenue is a current obligation and is comprised of:

Balance, December 31, 2013	$8,040
Deliveries to recognize deferred revenue	(3,446)
Balance, March 31, 2014	$4,594

Under the Prepayment the Company is committed to deliver a notional amount of 1,941 ounces of gold each month until October 2014. Once the accumulated monthly deliveries total 61,312 notional ounces of gold, the Prepayment is settled. The actual monthly delivery of gold ounces may vary by 5 per cent from 1,941 ounces for every $100 dollar change in the gold price from a base price of $1,150 per ounce, subject to limits at $1,450 and $950 per ounce. At a price of $1,450 or more the monthly delivery would be 85 per cent of 1,941 ounces and 115 per cent of 1,941 ounces if the price of gold was $950 or less. The ounces of gold to be delivered are as

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

follows:
Remaining committed
Gold price per ounce	ounces at March 31,
2014
$950 or lower	8,927
$950 to $1,050	8,539
$1,050 to $1,150	8,151
$1,150 to $1,250	7,763
$1,250 to $1,350	7,375
$1,350 to $1,450	6,987
$1,450 or higher	6,598

At March 31, 2014, the price of gold was $1,296 per ounce. At that price there would be 7,375 ounces to be delivered in the amount of 1,941 ounces for each month from July 2014 and including October 2014. The Company may prepay gold ounces remaining to be delivered under the Prepayment, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price.

b.	Derivative liability is a current obligation and consists of:

Balance, December 31, 2013	$734
Change in fair market value of derivative liability	(299)
Balance, March 31, 2014	$435

Under the Purchase Agreement the Company granted an option that allows the holder to purchase gold produced from two oxide pits up to an estimated amount of 634,000 ounces. At March 31, 2014 the remaining number of ounces available for purchase, net of estimated deferred revenue obligations, was approximately 92,000 ounces. The option holder may elect to pay one of either the London Gold Market AM Fixing Price or the Comex (1st Position) Settlement Price over predetermined periods of time. The option holder’s election represents an embedded derivative and is accounted for as a written call option. Changes in the fair value of the liability are reflected in profit or loss.

15.	SHORT-TERM DEBT

The $3,000 debt bears interest at 3-month LIBOR plus 6 per cent compounded annually (6.24% as at March 31, 2014). The debt matures in October 2014. As security for the Prepayment and the $3,000 loan, the Company granted a charge over its shares of La Arena and substantially all of the Company’s assets. Interest accrued on the loan amounted to $492 at March 31, 2014 (December 31, 2013 - $446).

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

16.	ASSET RETIREMENT OBLIGATION

Asset retirement obligation consists of:

	March 31, 2014	December 31, 2013
Opening balance	$22,728	$16,921
Accretion expense	398	1,547
Reclamation spending	(15)	(918)
Adjustment due to timing of expenditures and change in discount rate	-	5,178
	$23,111	$22,728

The Company’s original reclamation and closure plan for the La Arena Gold Mine was filed with the Ministry of Energy and Mines in Peru in October 2012. The estimated undiscounted closure obligation at that time was $38,100, which when discounted resulted in an asset retirement obligation of $16,921 as at December 31, 2012.

A discount rate of 7.0% has been used to estimate future costs at December 31, 2013. As at December 31, 2012, the rate was 10.25%. The decrease in the rate is due to a reassessment of the liability specific risk. This, combined with an adjustment of the expected timing of certain future expenditures due to a revised mine closure plan resulted in a net increase to the Asset Retirement Obligation of $5,178, and a corresponding increase to Phase I Mineral Properties (Note 11). The Asset Retirement Obligation is continuously reviewed and therefore figures are subject to change.

The carrying value of the obligation is increased by periodic accretion charges reflected within profit and loss. The Company posted a letter of credit, which at March 31, 2014 is in the amount of $8,000 as a partial guarantee of its closure obligations. Reclamation and closure activities include land and water rehabilitation, demolition of buildings and mine facilities, on-going care and maintenance and other costs. To date, $1,356 has been spent on reclamation activities.

17.	EQUITY

a.	Share capital

Authorized share capital consists of an unlimited number of common shares of which 176,987,682 were issued and outstanding at March 31, 2014 (December 31, 2013 – 176,767,682). The Company also has authorized an unlimited number of preferred shares of which none have been issued.

The Company issued 220,000 common shares during the three months ended March 31, 2014 upon the exercise of options as set out in (b) below.

b.	Share-based payments

The Company’s stock option plan authorizes the directors to grant options to executive officers, directors, employees and consultants enabling them to acquire from treasury up to that number of shares equal to 10 per cent of the issued and outstanding common shares of the Company.

The exercise price of options granted is determined by the directors, subject to regulatory approval, if required. Options may be granted for a maximum term of 10 years and vest as determined by the board of directors. The Black-Scholes Option Pricing Model is used to estimate the fair value of options granted. Vesting periods range from immediate vesting to vesting over a 3-year period.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Stock option transactions are summarized as follows:

		Weighted Average
	Number of Options	Exercise Price
	(000's)	(C$/option)
Outstanding, December 31, 2013	7,952	$2.64
Exercised	(220)	0.30
Outstanding, March 31, 2014	7,732	$2.70
Options exercisable, March 31, 2014	5,754	$2.57

Proceeds from the exercise of options were $59 during the three months ended March 31, 2014.

Stock options outstanding at March 31, 2014 were:

	Options outstanding			Options exercisable
		Weighted			Weighted
		average	Weighted		average	Weighted
		exercise	average		exercise	average
	Options	price	remaining life	Options	price	remaining life
	(000's)	(C$/option)	(months)	(000's)	(C$/option)	(months)
$0.25 - $0.70	421	$0.30	4	421	$0.30	4
$1.25 - $1.50	460	$1.50	18	460	$1.50	18
$1.80 - $2.39	2,405	$2.01	33	1,693	$1.96	25
$3.08 - $3.75	3,846	$3.15	32	2,880	$3.16	32
$5.25 - $5.25	600	$5.25	42	300	$5.25	42
	7,732	$2.70	31	5,754	$2.57	27

The fair value of options issued to executive officers, directors and employees is measured at the grant date. The fair value of options issued to non-employees, where the fair value of the goods or services is not determinable, is measured by way of reference to the equity instruments granted and measured at the date the goods or services are rendered.

c.	Warrants

Proceeds from the conversion of warrants were $700 for the year ended December 31, 2013. There are no remaining warrants outstanding.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

18. SALES

Sales consist of the following:

	For the three months ended March 31, 2014		For the three months ended March 31, 2013
	$	ounces	$	ounces
Gold - cash sales	61,500	47,932	58,080	36,355
Gold - deferred revenue	3,446	5,531	-	-
Silver - cash sales	142	6,963	80	3,660
	65,088		58,160

19. GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses comprise of:

	For the three months	For the three months
	ended March 31, 2014	ended March 31, 2013
Share-based compensation	$301	$583
Salaries and bonuses	347	302
Regulatory and transfer agent fees	203	46
Professional fees	189	58
Directors’ fees	98	88
Office and miscellaneous	98	90
Travel	19	58
Investor relations	14	44
Amortization	10	9
	$1,279	$1,278

20. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, other financial assets (investments in Duran Ventures Inc. and Santa Barbara Resources Inc.), accounts payable and accrued liabilities, due to related parties, debt and the derivative liability.

Cash and cash equivalents, restricted cash, and accounts receivable, are classified as loans and receivables and measured at amortized cost. Accounts payable and accrued liabilities, debt and due to related parties are classified as other financial liabilities. Other financial assets and derivative liability are classified as fair value through profit or loss.

Fair values

The financial assets and liabilities that are recognized on the balance sheet at fair value are in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can assess at the measurement date;

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly as prices or indirectly derived from prices; and

Level 3 – Inputs for the asset or liability that are not based on observable market data.

The following table shows the Levels within the hierarchy of financial assets and liabilities measured at fair value on a recurring basis at March 31, 2014:

As at March 31, 2014	Note	Level 1	Level 2	Level 3	Total
Financial assets
Shares of Duran	7	$89	$-	$-	$89
Shares of Santa Barbara	7	45	-	-	45
Warrants of Duran	7	-	-	16	16
Total financial assets		134	-	16	150

Derivative liability	14	-	-	435	435
Total financial liability		-	-	435	435
Net fair value		$134	$-	$(419)	$(285)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting its cash flows from operations and anticipating investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures. Management believes that the ability to fund operations through cash generated from operations should be sufficient to meet the ongoing capital and operating requirements. At March 31, 2014, the Company’s working capital of $54,577 was sufficient to meet its short-term business requirements.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and doré and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions and shipments of doré are insured with reputable underwriters. Management believes the risk of loss of the Company’s liquid financial assets and doré to be minimal.

The Company’s maximum exposure to credit risk is as follows:

	March 31, 2014	December 31, 2013
Cash and cash equivalents	$33,692	$27,077
Restricted cash	4,027	4,027
Accounts receivable	9,796	30,197
	$47,515	$61,301

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

Currency risk

The Company operates in Canada, Peru and Barbados and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities as at March 31, 2014 are denominated in United States, Canadian dollars and Peruvian Nuevo Sol set out in the following table:

	United States Dollar	Canadian Dollar	Peruvian Nuevo Sol	Total
Financial assets
Cash and cash equivalents	$31,942	$175	$1,575	$33,692
Accounts receivable	9,441	22	333	9,796
	$41,383	$197	$1,908	$43,488
Financial liabilities
Accounts payable and accrued liabilities	2,015	254	35,572	37,841
Net financial assets (liabilities)	$39,368	$(57)	$(33,664)	$5,647

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Nuevo Sol exchange rate. As of March 31, 2014, a 10 per cent appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately $6. A 10 per cent depreciation of the US dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10 per cent appreciation of the Nuevo Sol relative to the US dollar would have decreased net financial assets by approximately $3,366 and a 10 per cent depreciation of the Nuevo Sol would have had an equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. The Company’s short-term debt bears interest at Libor + 6% (Note 15). The Company is subject to Libor rate fluctuations.

Other interest rate risks arising from the Company’s operations are not considered material.

Commodity price risk

The Company is exposed to price risk with respect to commodity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine whether changes in operating or development plans are necessary. Future gold production is un-hedged in order to provide shareholders with full exposure to changes in the market gold price. A 10 per cent increase in the price of gold would result in a $44 increase to the derivative liability and a 10 per cent decrease in the price of gold would have an equal but opposite effect.

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

21. SEGMENT REPORTING

The Company has three operating segments in three geographic areas - mining, acquisition and development of mineral properties, in Latin America, the corporate office in Canada and a self-insurance company in Barbados. The Company’s revenue is generated in Peru. Segmented disclosure and Company-wide information is as follows:

			As at March 31, 2014
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$100,221	$-	$100,221
Plant and equipment, net	57	136,170	-	136,227
Other assets	2,846	98,737	6,678	108,261

Total assets	$2,903	$335,128	$6,678	$344,709

	Canada	Peru	Barbados	Total

Accounts payable and accrued liabilities	$3,280	$34,341	$220	$37,841
Taxes payable	-	1,326	-	1,326
Deferred revenue	4,594	-	-	4,594
Derivative liability	435	-	-	435
Debt	3,492	-	-	3,492
Asset retirement obligation	-	23,111	-	23,111

Total liabilities	$11,801	$58,778	$220	$70,799

			As at December 31, 2013
	Canada	Peru	Barbados	Total
Mineral properties and development costs, net	$-	$99,301	$-	$99,301
Plant and equipment, net	68	131,326	-	131,394
Other assets	312	118,327	9,282	127,921

Total assets	$380	$348,954	$9,282	$358,616

	Canada	Peru	Barbados	Total

Accounts payable and accrued liabilities	$3,582	$55,167	$78	$58,827
Taxes payable	-	3,200	-	3,200
Deferred revenue	8,040	-	-	8,040
Derivative liability	734	-	-	734
Debt	3,446	-	-	3,446
Asset retirement obligation	-	22,728	-	22,728

Total liabilities	$15,802	$81,095	$78	$96,975

RIO ALTO MINING LIMITED
NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2014 and 2013
(Unaudited - Expressed in thousands of United States dollars, except for per share and per ounce amounts)

		For the three months ended March 31, 2014
		Mine
	Corporate		Insurance	Total
		Operations
Sales	$-	$65,088	$-	$65,088
Cost of sales	-	(34,938)	-	(34,938)
Amortization	(10)	(7,758)	-	(7,768)
General and administrative expenses	(1,279)	-	-	(1,279)
Exploration and evaluation expense	(579)		-	(579)
Unrealized gain on derivative liability	299	-	-	299
Accretion of asset retirement obligation	-	(398)	-	(398)
Foreign exchange loss	(4)	(231)	-	(235)
Captive insurance expenses	-	-	(122)	(122)
Other loss	(92)	-	-	(92)
Provision for income taxes	-	(8,067)	-	(8,067)
Net income (loss)	$(1,665)	$13,696	$(122)	$11,909

		For the three months ended March 31, 2013
	Corporate	Mine Operations	Insurance	Total
Sales	$-	$58,160	$-	$58,160
Cost of sales	-	(29,193)	-	(29,193)
Amortization	-	(10,999)	-	(10,999)
General and administrative expenses	(1,278)	-	-	(1,278)
Exploration and evaluation expense	(550)	(1,174)	-	(1,724)
Unrealized gain on derivative liability	733	-	-	733
Accretion of asset retirement obligation	-	(387)	-	(387)
Foreign exchange gain (loss)	(42)	14	-	(28)
Captive insurance expenses	(16)	-	(169)	(185)
Other loss	(1)	-	-	(1)
Provision for income taxes	-	(7,014)	-	(7,014)
Net income (loss)	$(1,154)	$9,407	$(169)	$8,084

22. SUBSEQUENT EVENTS

Subsequent to March 31, 2014 the Company delivered 1,941 notional ounces to settle the July 2014 obligations of the Gold Prepayment.